April 23, 2025

Brian Bocketti
Partner
Lippes Matthias LLP
50 Fountain Plaza
Suite 1700
Buffalo, NY 14202

       Re: Servotronics, Inc.
           PREC14A filed April 22, 2025
           Filed by Beaver Hollow Wellness LLC, et al.
           File No. 1-07109
Dear Brian Bocketti:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.
Defined terms have the same meaning as in the proxy statement listed above.

PREC14A filed April 22, 2025
Letter to Shareholders, page i

1. Given that both soliciting parties are using a universal proxy card that includes the names of all nominees, we do not understand this statement: "We believe that voting on the WHITE universal proxy card provides the best opportunity for shareholders to elect all of BHW's nominees and achieve the best Board composition overall." This statement appears in the Letter to Stockholders and on page 13 of the proxy statement.
       Please advise or revise.
Proposal 1 - Election of Directors, page 9

2. You emphasize the "unique and complimentary attributes" of each of your nominees, which you assert will allow them to reverse what you characterize as operational
 April 23, 2025
Page 2

       failures at the Company. In this context, briefly explain why you have chosen Ms.
       Howard as the single Company nominee you do not oppose.
3. Please revise to provide disclosure concerning each nominee's business experience over the last five years. For each nominee over the relevant time period, provide specific dates and positions held. See Item 7(b) of Schedule 14A and
Item 401(c) of
       Regulation S-K.
Voting and Proxy Procedures, page 13

4.     Refer to the disclosure in the fourth paragraph in this section on page
13. Since you
       are not opposed to only a single Company nominee, the references to the plural
       "directors" in the second sentence may confuse shareholders. Please revise.
Form of Proxy, page I-1

5. Please present the names of the dissident nominees in alphabetical order, as you have done for the Company nominees. See Rule 14a-19(e)(4).
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at 202-551-3263.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions